UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Period from                     to
Commission File Number 1-11373
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cardinal Health 401(k) Savings Plan
(formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan)
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc. 7000 Cardinal Place Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan)
Table of Contents
As of and for the Years Ended December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules*:
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	10
Schedule H, Part IV, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions	11

Signature	12

Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Financial Benefit Plans Committee of the
Cardinal Health 401(k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan):
We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401 (k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (held at end of year) as of December 31, 2005 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio June 21, 2006

Cardinal Health 401(k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan)
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	December 31
	2005	2004

Assets

Plan’s interest in Master Trust assets	$1,768,355,993	$1,428,124,661

Participant loans	53,847,630	49,525,105

Receivables:
Company contributions	7,422,312	28,529,510
Participant contributions	2,735,132	3,071,320
Interest	108,127	104,029

Total receivables	10,265,571	31,704,859

Total assets	1,832,469,194	1,509,354,625

Liabilities

Accrued fees	291,910	—

Total liabilities	291,910	—

Net assets available for benefits	$1,832,177,284	$1,509,354,625

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan)
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:

Investment income:
Interest and dividend income	$2,841,070	$8,684,892
Net (depreciation) appreciation in fair value of investments	(2,082,045)	32,037,139
Plan’s interest in Master Trust net investment gain	159,565,328	61,126,552

Total investment income	160,324,353	101,848,583

Contributions:
Company	100,825,172	61,690,900
Participant	104,301,923	91,958,370
Other	—	1,398,729

Total contributions	205,127,095	155,047,999

Net assets transferred from other qualified plans	115,731,289	20,138,491

Total additions	481,182,737	277,035,073

Deductions from net assets attributed to:

Benefits paid to participants	156,576,240	117,731,312
Administrative expenses	1,783,838	1,446,192

Total deductions	158,360,078	119,177,504

Net increase	322,822,659	157,857,569

Net assets available for benefits:

Beginning of year	1,509,354,625	1,351,497,056

End of year	$1,832,177,284	$1,509,354,625

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan)
Notes to Financial Statements
As of and for the Years Ended December 31, 2005 and 2004
1. DESCRIPTION OF PLAN
General
The Cardinal Health 401(k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan) (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries not covered by a collective bargaining agreement upon their date of hire, or upon completion of one month of service prior to January 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (formerly the Master Trust for Retirement Plans of Cardinal Health, the “Master Trust”) was established for the Plan and certain other plans of the Company.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Administration
The Company had previously established a Benefits Policy Committee that was responsible for the general operation and administration of the Plan. In December 2004, the Company established a Financial Benefit Plans Committee (the “Committee”) that assumed the responsibilities for the general operation and administration of the Plan in 2005.
During 2004, the Benefits Policy Committee authorized the change from Putnam Fiduciary Trust Company (“Putnam”) as the Plan trustee, record keeper and asset custodian to Fidelity Management Trust Company (“Fidelity”).
Contributions
Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, transition benefit, special and discretionary profit sharing contributions.
Participants may elect to contribute up to 50% of their compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $4,000 during 2005 and $3,000 during 2004 as a catch-up contribution. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.
Beginning January 1, 2005, matching contributions sufficient to meet the safe harbor requirements under the Internal Revenue Code (the “Code”) were made to each eligible participant. Specifically, the Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group. The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation. Transition benefits are contributed to participant accounts based on compensation levels and years of service.
Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing, transition benefit contributions and special contributions are also invested as directed by participants.

Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, allocations of the Company’s contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant’s vested account balance. All amounts invested in participant accounts are participant-directed.
Vesting
Participants are vested immediately in their elective deferral, safe harbor, qualified matching and transition benefit contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary, special and non-safe harbor contributions after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined, while employed by the Company. During 2004, the Plan was amended to provide for the partial vesting of the Company contributions of participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.
Forfeitures
Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Committee.
Forfeitures used to reduce Company contributions and pay reasonable expenses were $3,459,674 and $9,412,241 during 2005 and 2004, respectively. At December 31, 2005 and 2004, forfeited non-vested accounts were $2,151,548 and $1,550,410, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or obtaining age 59 1/2, as defined. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform with current year presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the trustee using quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Payment of Benefits
Benefit payments are recorded when paid.
3. INVESTMENTS
The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2005	2004

Investments in Master Trust	$1,768,355,993	$1,428,124,661

Net (depreciation) appreciation in the fair value of investments was as follows:

	2005	2004

Mutual funds	$(2,082,045)	$45,398,706
Cardinal Health, Inc. common shares	—	(13,361,567)

Total net (depreciation) appreciation in the fair value of investments	$(2,082,045)	$32,037,139

4. ASSETS HELD IN MASTER TRUST
The Master Trust assets are valued by the trustee daily using quoted market prices. Certain of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses are allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan’s interest in Master Trust net investment gain presented in the statements of changes in net assets available for benefits consists of the unrealized and realized gains (losses) and the dividends on those investments.
The assets in the Master Trust were as follows:

	December 31
	2005	2004

Investments, at fair value:
Mutual funds	$1,012,849,698	$734,740,375
Common collective trusts	533,800,138	478,844,061
Cardinal Health, Inc. common shares	335,374,521	326,734,465
Cash	481,835	1,179,969

Total net assets in Master Trust	$1,882,506,192	$1,541,498,870

The investment income of the Master Trust was as follows:

	2005	2004

Dividend and interest income	$29,551,364	$18,355,879

Net appreciation in the fair value of investments:
Mutual funds	64,589,792	17,897,256
Common collective trusts	25,766,010	26,491,647
Cardinal Health, Inc. common shares	52,372,028	1,979,070

Net appreciation in the fair value of investments	142,727,830	46,367,973

Total investment income of Master Trust	$172,279,194	$64,723,852

The Plan’s share of investments in the Master Trust was 94% or $1,768,355,993, and 93% or $1,428,124,661, at December 31, 2005 and 2004, respectively.
5. INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated October 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. RISKS AND UNCERTAINTIES
The Plan has a participant-directed investment in Cardinal Health, Inc. common shares and other investment securities that are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8. PARTIES-IN-INTEREST
Certain Plan investments held by the Master Trust at December 31, 2005 and 2004 were shares of mutual funds managed by Fidelity. During 2004, Fidelity became the trustee as defined by the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.
The Plan’s holdings of $290,324,878 and $278,221,349 of Cardinal Health, Inc. common shares were held by the Master Trust at December 31, 2005 and 2004, respectively.
9. ASSET TRANSFERS
As a result of acquisitions by the Company and transfers of assets from other qualified plans, the following net assets available for benefits were transferred into (out of) the Plan during 2005 and 2004:

January 5, 2005	Alaris Medical Systems Retirement Investment Plan	$115,213,684
January 28, 2005	TME, Inc. 401(k) Plan	399,299
Multiple	Inter-plan transfers between Cardinal Health, Inc. qualified plans	118,306

	Net assets transferred from other qualified plans during 2005	$115,731,289

August 2, 2004	Beckloff Associates, Inc. 401(k) Profit Sharing Plan	$1,507,383
August 2, 2004	Merit Resources, Inc. 401(k) Savings Plan	1,353,462
August 2, 2004	Snowden Pencer 401(k) Profit Sharing Plan	1,343,889
December 17, 2004	Cardinal Health Prior Retirement Accounts Plan	9,018,351
December 17, 2004	Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees	7,095,729
Multiple	Inter-plan transfers between Cardinal Health, Inc. qualified plans	(180,323)

	Net assets transferred from other qualified plans during 2004	$20,138,491

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$1,832,177,284	$1,509,354,625
Deemed distributions of participant loans	(2,498,026)	(2,993,114)
Interest receivable	(108,127)	(104,029)
Amounts allocated to withdrawing participants	—	(630,153)
Accrued fees	291,910	—

Net assets available for benefits per Form 5500	$1,829,863,041	$1,505,627,329

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2005	2004

Net increase in assets per the financial statements	$322,822,659	$157,857,569
Amounts allocated to withdrawing participants	630,153	(630,153)
Deemed distributions of participant loans	495,088	(1,974,086)
Interest receivable, beginning of year	104,029	—
Interest receivable, end of year	(108,127)	(104,029)
Net assets transferred from other qualified plans	(115,731,289)	(20,138,491)
Accrued fees	291,910	—

Net income per Form 5500	$208,504,423	$135,010,810

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2005	2004

Benefits paid to participants per the financial statements	$156,576,240	$117,731,312
Amounts allocated to withdrawing participants	(630,153)	630,153
Cancelled participant loans	(706,468)	—

Benefits paid to participants per Form 5500	$155,239,619	$118,361,465

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or prior to December 31, but not yet paid at that date.
The following is a reconciliation of the administrative expenses per the financial statements to the Form 5500:

	2005	2004

Administrative expenses per the financial statements	$1,783,838	$1,446,192
Forfeitures used to reduce administrative expenses	—	78,516
Accrued fees	(291,910)	—

Administrative expenses per Form 5500	$1,491,928	$1,524,708

Cardinal Health 401(k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan)
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)*
December 31, 2005
EIN:   31-0958666            Plan Number:   055

(a)	(b)	(c)	(e)
	Identity of issuer,	Description of investment including
	borrower, lessor or	maturity date, rate of interest,
	similar party	maturity or par value	Current value

	Loans:
* *	Participant loans	Interest rates ranging from 4.0% to 10.5% with varying maturity dates through 2029	$51,349,604

	Total		$51,349,604

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest

Cardinal Health 401(k) Savings Plan (formerly the Cardinal Health Profit Sharing, Retirement and Savings Plan)
Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2005
EIN:   31-0958666            Plan Number:   055

	Total that constitute nonexempt prohibited transactions
Participant			Contributions	Total full
contributions		Contributions	pending	corrected under
transferred late	Contributions not	corrected outside	correction in	VFCP and PTE
to Plan	corrected	VFCP	VFCP	2002-51

$15,582,834	$—	$15,582,834	$—	$—

$15,582,834	$—	$15,582,834	$—	$—

In 2005, contributions to the Plan of employee salary deferrals and loan repayments in the amount of $15,343,177 were delayed from January 18, 2005 to March 23, 2005 due to payroll reporting issues. All employee salary deferrals and loan repayments were contributed to the Plan in 2005. Earnings of $239,657 on the delayed contributions were contributed to the Plan on April 4, 2005. As of December 31, 2005, all contributions and earnings had been made to the Plan and the prohibited transaction was fully corrected.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH PROFIT SHARING, RETIREMENT AND SAVINGS PLAN (FORMERLY THE CARDINAL HEALTH PROFIT SHARING, RETIREMENT AND SAVINGS PLAN)

Date: June 29, 2006	/s/ Susan Nelson Susan Nelson
Financial Benefit Plans Committee Member